United States securities and exchange commission logo





                              April 27, 2023

       David Koos
       Chief Executive Officer
       Regen BioPharma, Inc.
       4700 Spring Street, Suite 304
       La Mesa, CA 91942

                                                        Re: Regen BioPharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 13,
2023
                                                            File No. 333-271234

       Dear David Koos:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed April 13, 2023

       Prospectus Summary
       About Us, page 4

   1.                                                   We note the following
disclosure:

                                                              for
HemaXellerate:    Once re-infused into the patient, the patient   s bone marrow
is
                                                            regenerated and
begins to function normally;
                                                              for dCellVax:
By inhibiting this enzyme in these dendritic cells, the patient   s cells
                                                            can now attack
cancers, particularly breast cancer;
                                                              for tCellVax:
Immune cells are removed from the patient, treated with siRNA to inhibit NR2F6 and
the cells re-infused to the patient. Now that the inhibitor protein is blocked, the
immune system is very activated and kills tumors;
 David Koos
Regen BioPharma, Inc.
April 27, 2023
Page 2
             for DiffronC:    This drug uses our proprietary siRNA in vivo to
inhibit cancer growth
           and activate T cells;    and
             for DuraCar:    DuraCar is comprised of CAR-T cells which have
been treated with
           an shRNA targeting the gene NR2F6. By inhibiting NR2F6, we expect our DuraCar cells to have greater efficacy and persistence than conventional
CAR-T cells   .

      Please revise these and any similar statements throughout your prospectus to eliminate any predictions of efficacy as these statements appear to be premature given that clinical trials on your product candidates have not commenced and revise to eliminate any conclusions of efficacy as efficacy determinations are solely within the authority of the
      FDA.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Koos
                                                            Division of
Corporation Finance
Comapany NameRegen BioPharma, Inc.
                                                            Office of Life
Sciences
April 27, 2023 Page 2
cc:       William Aul, Esq.
FirstName LastName